UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

On July 9, 2009 IncrediMail Ltd. (the “Company”) held an Extraordinary General Meeting of the Company’s shareholders (the “Special Meeting”). At the Special Meeting, the Company’s shareholders elected Mr. Avichay Nissenbaum for a three year term as external director of the Company, commencing immediately upon his election, and approved his compensation as external director on terms equivalent to those of the Company’s other external director. Additionally, following approval by the Company’s audit committee and board of directors, the Company’s shareholders approved the proposed amendments to the terms of options granted to the Company’s directors and external directors. Each of the proposals presented at the Special Meeting were approved by shareholders holding in excess of 96% of the votes cast in person or by proxy with respect to such proposal and included approval by at least one third of the votes of shareholders who were present at the Special Meeting that did not have a personal interest in the applicable proposal.

On July 13, 2009, IncrediMail Ltd. issued a press release, a copy of which is annexed hereto as Exhibit 1 and is incorporated herein by reference.

This Form 6-K is hereby incorporated by reference into IncrediMail Ltd.‘s Registration Statements on Form S-8 (Registration Nos. 333-152010 and 333-133968).

Exhibits

Exhibit 1	Press release dated July 13, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2009	IncrediMail Ltd. By: /s/ Yacov Kaufman —————————————— Yacov Kaufman Chief Financial Officer